

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 16, 2010

Mr. Kenneth R. Burk
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

>   **Re: Tutor Perini Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed March 1, 2010**
>   **File No. 1-6314**

Dear Mr. Burk:

We have reviewed your response letter September 10, 2010 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 32
Impairment of Goodwill and Other Intangible Assets, page 34

1. We have received your letter dated September 10, 2010. In order for us to fully
    consider your responses, please provide us with the following additional
    information:
    * The specific comparable company transactions you considered in your
      analysis of the market control premium. In this regard, please tell us the
      names of the parties involved and the control premium paid in each individual
      transaction.
    * The names of the comparable public companies you considered in your
      analysis of public float.
    * A copy of the valuation reports used in your 2009 impairment analysis.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief